[Missing Graphic Reference] BOULDER FUNDS	BOULDER TOTAL RETURN FUND, INC. 2344 Spruce Street, Suite A Boulder, Colorado 80302 (303) 449-0426 www.boulderfunds.net

March 18, 2011

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549

Re:                          Boulder Total Return Fund, Inc.
File No. 811-0739
Preliminary Proxy Material

To the Staff of the Commission:

Pursuant to Rule 14a-6 under the Securities and  Exchange  Act of 1934, transmitted for filing on behalf of Boulder Total Return Fund, Inc. (the “Fund”) is the Fund’s preliminary Notice of Meeting, Proxy Statement and Form of Proxy for its upcoming Annual Meeting of Stockholders.

The matters to be considered by stockholders at the meeting are:

1.	To eliminate the fundamental investment policy prohibiting the Fund from purchasing securities on margin;

2.
To amend the Fund’s charter to permit the Fund’s directors that are elected by holders of the Fund’s preferred stock, at such time that the Fund’s preferred stock is no longer outstanding, to continue to serve as directors of the Fund for the remainder of his or her term or until his or her successor is duly elected and qualified; and

3.	To elect one Class I Director and one Class II Director of the Fund.

It is  anticipated  that  definitive  proxy  materials  will be  mailed  to stockholders  as soon as  practical  after the ten day  period in Rule  14a-6 has expired. Accordingly, we respectfully request comments from the Staff, if any, be directed to me at via email at scmiller@boulderfunds.net or Jennifer Welsh at jwelsh@boulderfunds.net or at the telephone number listed above.

Sincerely,

/s/  Stephen C. Miller

Stephen C. Miller

Enclosures